Exhibit 99.42

AURINIA PHARMACEUTICALS INC.

SUBSCRIPTION AGREEMENT

INSTRUCTIONS

All Subscribers:

1.	Complete and sign pages 2, 3 and 4 of the Subscription Agreement.

2.	If you: (a) are a non-individual Subscriber, complete and sign the TSX Venture Exchange Form 4C – Corporate Placee Registration Form – Appendix I; (b) do not have a current accurate Form 4C on file with the TSX Venture Exchange; and (c) will hold more than 5% of the outstanding securities of Aurinia Pharmaceuticals Inc. after the closing of this Offering.

3.	Also complete and sign the Certificate – Appendix II.

4.	If you will hold more than 10% of the outstanding securities of Aurinia Pharmaceuticals Inc. after the closing of this Offering, submit a completed TSX Venture Exchange Form 2A – Personal Information Form. Please contact Leerink Partners, LLC (contact information below) if you require this form.

5.	Complete and sign the Registration Rights Agreement.

U.S. Subscribers:

6.	Also complete and sign the U.S. Supplementary Subscription Agreement – Appendix III.

PROCEDURE AND DELIVERY

Subscription forms (including appendices) should be filled out, signed, and delivered with payment, by no later than 5:00 p.m. (Pacific Standard time) on February 12, 2014 (or such other time, date or place as the Subscriber may be advised) to:

Leerink Partners, LLC

201 Spear Street, Ste. 1620

San Francisco, California 94105

Attention: Bryan Giraudo

Fax: (415) 905-7432

Email: bryan.giraudo@leerink.com

And if the Subscriber is not a U.S. Subscriber, with a copy to:

Borden Ladner Gervais LLP

1200 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V7X 1T2

Attention: Stephen P. Robertson

Fax: (604) 622.5932

Email: srobertson@blg.com

SUBSCRIPTION AGREEMENT

To: Aurinia Pharmaceuticals Inc. (the “Issuer”) of 1203 – 4464 Markham Street, Victoria, British Columbia, V8Z 7X8

And to: Canaccord Genuity (the “Canadian Agent”) if Subscriber is not a U.S. Subscriber

And to: Leerink Partners, LLC (the “U.S. Agent”) if Subscriber is a U.S. Subscriber

The undersigned (the “Subscriber”), on its own behalf and, if applicable, on behalf of a Disclosed Principal (as hereinafter defined) for whom it is acting hereunder, hereby acknowledges that the Issuer is proceeding with a private placement of up to 18,919,411 units (the “Units”) at a price of USD$2.7485 per Unit, each Unit being comprised of one common share in the capital of the Issuer (a “Share”) and 0.25 of a common share purchase warrant (each whole such warrant, a “Warrant”), and irrevocably tenders to the Issuer this subscription offer which, upon acceptance by the Issuer, will constitute an agreement of the Subscriber to subscribe for, take up, purchase and pay for and, on the part of the Issuer, to issue and sell to the Subscriber the number of Units set out below on the terms and subject to the conditions set out in this Agreement. The Subscriber agrees, without limitation, that the Issuer and the Agents may rely upon the Subscriber’s representations, warranties and covenants contained in this Agreement and the appendices thereto.

Number of Units:

Total Purchase Price at USD$2.7485 per Unit:

PLEASE MAKE CHEQUES AND BANK DRAFTS PAYABLE TO Wilmington Trust, N.A., fbo, Aurinia Pharmaceuticals Escrow or SEND WIRE TRANSFER to Wilmington Trust, N.A., ABA No. [account number redacted] for credit to Wilmington Trust, N.A., as Escrow Agent for Aurinia Pharmaceuticals Escrow, in accordance with the following wire transfer instructions:

[wire transfer instructions redacted]

DATED this 14th day of February, 2014.

[Personal information with respect to each subscriber redacted]

(Name of Subscriber – please print)	(Subscriber’s Address)

by:
(Official Capacity or Title – please print)

Authorized Signature	(Telephone Number)

(Please print name of individual whose signature appears above if different than the name of the Subscriber printed above	(Facsimile Number)

(Email Address)
Please complete if purchasing as an agent for a principal (a “Disclosed Principal”) and not deemed to be purchasing as principal under the Acts

Name of Disclosed Principal

Address of Disclosed Principal

Telephone number of Disclosed Principal

Registration Instructions:	Delivery Instructions:

Name	Name

Account reference, if applicable	Account reference, if applicable

Address	Contact Name

Address

Telephone Number

Facsimile Number

Present Ownership of Securities

The Subscriber or, if applicable, the Disclosed Principal, either [check appropriate box]:

☐	owns directly or indirectly, or exercises control or direction over, no common shares in the capital of the Issuer or securities convertible into common shares in the capital of the Issuer; or

☐	owns directly or indirectly, or exercises control or direction over, common shares in the capital of the Issuer and convertible securities entitling the Subscriber to acquire an additional common shares in the capital of the Issuer.

Insider Status

The Subscriber or, if applicable, the Disclosed Principal, either [check appropriate box]:

☐	is an “Insider” of the Issuer as defined in the Securities Act (British Columbia); or

☐	is not an Insider of the Issuer.

Member of “Pro Group”

The Subscriber or, if applicable, the Disclosed Principal, either [check appropriate box]:

☐	is a Member of the “Pro Group” as defined in the Rules of the TSX Venture Exchange; or

☐	is not a member of the Pro Group.

This subscription is accepted by Aurinia Pharmaceuticals Inc. this 14th day of February 2014.

AURINIA PHARMACEUTICALS INC.

Per:

(signed) Stephen Zaruby

Authorized Signatory

1.	INTERPRETATION

1.1.	In this Agreement, unless the context otherwise requires:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“ABCA” means the Business Corporations Act (Alberta);

(c)	“Acts” means the Alberta Act, the B.C. Act and the Ontario Act, collectively;

(d)	“Agreement” means this subscription agreement as the same may be amended, supplemented or restated from time to time, including the appendices hereto;

(e)	“Agents” means collectively, the Canadian Agent and the U.S. Agent;

(f)	“Alberta Act” means the Securities Act (Alberta), the regulations and rules made thereunder and all published written instruments, blanket orders, notices, directions and rulings issued or adopted by the Alberta Securities Commission, all as amended;

(g)	“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of law;

(h)	“B.C. Act” means the Securities Act (British Columbia), the regulations and rules made thereunder and all published written instruments, blanket orders, notices, directions and rulings issued or adopted by the British Columbia Securities Commission, all as amended;

(i)	“Cash Commission” means the cash fee equal to 7.5% of the Subscription Proceeds, other than any Subscription Proceeds for Subscribers included on a written list provided by the Issuer to the Agents, payable at the Closing to the U.S. Agent;

(j)	“Common Shares” means the previously issued common shares in the capital of the Issuer, as presently constituted;

(k)	“Disclosed Principal” has the meaning ascribed to such term on the face page of this Agreement;

(l)	“Escrow Agent” means Wilmington Trust, N. A., a national banking association, as escrow agent;

(m)	“Escrow Agreement” means the escrow agreement entered into prior to the date hereof, by and among the Issuer, the Escrow Agent and the U.S. Agent, pursuant to which the Subscribers shall deposit Subscription Proceeds with the Escrow Agent to be applied to the transactions contemplated hereunder;

(n)	“Exchange” means the TSX Venture Exchange;

(o)	“Financial Statements” means the Predecessor Aurinia Financial Statements and the Isotechnika Financial Statements;

(p)	“Governmental Entity” means (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency, domestic or foreign; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(q)	“Intellectual Property” means any and all intellectual property or proprietary rights arising at law or in equity, including, without limitation, (i) patents, all patent rights and all patent rights and all applications therefor and all reissues, re-examinations, continuations, continuations-in-part, divisions, divisionals, and patent term extensions thereof, (ii) inventions (whether patentable or not), discoveries, improvements, concepts, innovations and industrial models, (iii) registered and unregistered copyrights, copyright registrations and applications, mask works and mask work registrations and applications therefor, author’s rights and works of authorship (including artwork of any kind and software of all types in whatever medium, inclusive of computer programs, source code, object code and executable code, firmware, development tools, files, databases, tables, records and data, and related documentation), (iv) URLs, web sites, web pages and any part thereof, (v) technical information, know-how, trade secrets, drawings, designs, design protocols, specifications, proprietary data, customer lists, databases, proprietary processes, technology, formulae, and algorithms, (vi) trade names, trade dress, trademarks, domain names, service marks, logos, business names, and registrations and applications therefor, (vii) industrial designs or design patents, whether or not patentable or registrable, patented or registered or the subject of applications for registration or patent or registration and all rights of priority, applications, continuations, continuations-in-part, divisions, divisionals, re-examinations, reissued and other derivative applications and patents therefor, and (viii) the goodwill symbolized or represented by the foregoing;

(r)	“Isotechnika Financial Statements” means each of the Issuer’s audited balance sheet and related statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) for the years ended December 31, 2012, 2011 and 2010, and the Issuer’s unaudited balance sheet and related statements of operations and deficit, income, cash flows, and changes in shareholders’ equity (including the related notes) as of and for the nine months ended September 30, 2013 (the “Balance Sheet Date”), all as contained in the Public Disclosure Record;

(s)	“Issuer” means Aurinia Pharmaceuticals Inc., a company incorporated under the ABCA;

(t)	“Law” means all laws, by-laws, statutes, regulations, principles of law, statutory rules, policies, orders, ordinances, protocols, codes, guidelines, directions, judgments and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity and the term “applicable” with respect to such Law and in the context that refers to one or more Persons, means that such Law applies to such Person or Persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(u)	“Letter Agreement” means the engagement letter agreement between the Issuer and the U.S. Agent dated effective February 5, 2014 governing the terms and conditions of the proposed Offering;

(v)	“Licensed IP” means the Intellectual Property that is licensed to the Issuer or the Subsidiaries and material to the operation of the business of the Issuer as follows: the Intellectual Property licensed to the Issuer from Vifor Pharma AG pursuant to the Vifor Aurinia ALMS Data Access Agreement entered into between Vifor Pharma AG and the Issuer as of September 20, 2012;

(w)	“National Instrument 45-102” means National Instrument 45-102 “Resale of Securities” published by the Canadian Securities Administrators;

(x)	“National Instrument 45-106” means National Instrument 45-106 “Prospectus and Registration Exemptions” published by the Canadian Securities Administrators;

(y)	“National Instrument 51-102” means National Instrument 51-102 “Continuous Disclosure Obligations” published by the Canadian Securities Administrators;

(z)	“Offering” means the offering of the Units;

(aa)	“Ontario Act” means the Securities Act (Ontario), the regulations and rules made thereunder and all published written instruments, blanket orders, notices, directions and rulings issued or adopted by the Ontario Securities Commission, all as amended;

(bb)	“Parties” or “Party” means the Subscriber, the Issuer or both, as the context requires;

(cc)	“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

(dd)	“Predecessor Aurinia” means Aurinia Pharmaceuticals Inc. prior to the acquisition by the Issuer on September 23, 2013;

(ee)	“Predecessor Aurinia Financial Statements” means each of Predecessor Aurinia’s audited consolidated balance sheets and related audited consolidated statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) as at and for the period from incorporation on April 3, 2012 to December 31, 2012, and Predecessor Aurinia’s unaudited balance sheet and related statements of operations and deficit, income, cash flows, and changes in shareholders’ equity (including the related notes) for the three months ended March 31, 2013;

(ff)	“Public Disclosure Record” means all information filed by or on behalf of the Issuer with the applicable securities commissions or securities regulatory authority in each of the provinces of Canada or the Exchange, and any other information filed with any applicable securities commissions or securities regulatory authority in each of the provinces of Canada or the Exchange in compliance, or intended compliance, with any applicable securities laws;

(gg)	“Registered IP” means all Intellectual Property that is registered in the current or former name of the Issuer or the Subsidiaries, or the subject of an application for registration or registration procedures initiated by the Issuer or the Subsidiaries with any government, regulatory body or third person;

(hh)	“Registration Rights Agreement” means the registration rights agreement to be entered into among the Subscribers and the Issuer, in a form acceptable to the Subscribers, acting reasonably;

(ii)	“Regulation S” means Regulation S promulgated under the 1933 Act;

(jj)	“Securities” means the Units, the Shares, the Warrants and the Warrant Shares;

(kk)	“Shares” means the previously unissued common shares in the capital of the Issuer, as presently constituted, which comprise part of the Units;

(ll)	“Subscriber’s Units” means those Units which the Subscriber has agreed to purchase under this Agreement;

(mm)	“Subscription Proceeds” means the total gross proceeds from the sale of Units under the Offering;

(nn)	“Subsidiaries” means Aurinia Pharma Corp., a corporation incorporated under the laws of British Columbia and having its registered office at Borden Ladner Gervais LLP, 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, Aurinia Pharmaceuticals, Inc., a corporation formed and existing under the laws of the State of Delaware and having its principal address at 108 W 13th Street, Wilmington, Delaware, 19801, County of New Castle and Aurinia Holdings Corp. and Aurinia Development Corp., each a corporation formed and currently existing under the laws of Barbados and having its principal office at #2 Rendezvous Road, Worthing, Christ Church, Barbados, BB15006;

(oo)	“Tax” or “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, royalties, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, social service taxes, license taxes, withholding taxes, payroll taxes, health taxes, employer health taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise taxes, social security premiums, workers’ compensation premiums, employment or unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on that Person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(pp)	“United States” has that meaning ascribed to it in Regulation S;

(qq)	“Units” means up to 18,919,411 units of the Issuer, each comprised of one Share and 0.25 of a Warrant, offered for sale by the Issuer under the Offering;

(rr)	“U.S. Person” has that meaning ascribed to it in Regulation S;

(ss)	“U.S. Subscriber” means any Subscriber that is a U.S. Person;

(tt)	“Warrant Shares” means the previously unissued common shares in the capital of the Issuer, as presently constituted, which will be issued upon the due exercise of the Warrants; and

(uu)	“Warrants” means the share purchase warrants of the Issuer which comprise part of the Units.

1.2.	Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

1.3.	This Agreement is to be read with all changes in gender or number as required by the context.

1.4.	The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

1.5.	Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful currency of Canada.

1.6.	This Agreement is governed by, subject to and interpreted in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein, and the courts of the Province of British Columbia will have the exclusive jurisdiction over any dispute arising in connection with this Agreement.

2.	THE UNITS

2.1.	Each Unit will be comprised of one Share and 0.25 of a Warrant.

2.2.	The Shares and Warrants will be issued and registered in the name of the Subscriber or its nominee, as directed by the Subscriber on page 3 of this Agreement.

2.3.	Subject to applicable law, the Subscribers may assign and transfer, without any other Person’s Authorization and without restriction, all or any portion of the Shares and the Warrants and the rights relating thereto.

3.	THE WARRANTS

3.1.	Each whole Warrant will entitle the holder, on exercise, for a term of 60 months from the Closing, to purchase one Warrant Share at a price of USD$3.2204 per Warrant Share, subject to adjustment in certain events.

3.2.	The certificates representing the Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Warrant Shares issued on exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer’s common shares, the payment of stock dividends and the amalgamation of the Issuer and will also include a mechanism for such Warrants to be exercised on a cashless basis, subject to the approval of such mechanism by the Exchange.

3.3.	The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

3.4.	No fractional Warrants will be issued. To the extent the Subscriber subscribes for a number of Units that would otherwise entitle them to a fraction of a whole Warrant, the number of Warrants to be issued to the Subscriber will be rounded down to the nearest whole number.

4.	REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGEMENTS OF THE SUBSCRIBER

4.1.	The Subscriber, on its own behalf, and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, hereby acknowledges, represents, and warrants to and covenants with the Issuer and the Agents as follows and acknowledges that the Issuer, the Agents and their respective counsel are relying on such acknowledgements, representations, warranties and covenants in connection with the transactions contemplated herein:

(a)	the Units form part of a larger brokered private placement offering of an aggregate of up to 18,919,411 Units to be issued and sold by the Issuer through the Canadian Agent, with respect to Subscribers that are not U.S. Subscribers, and through the U.S. Agent, with respect to Subscribers that are U.S. Subscribers, pursuant to this Agreement for aggregate gross proceeds of up to USD$52,000,001.13;

(b)	the Issuer is relying on an exemption from the requirements to provide the Subscriber with a prospectus under applicable securities legislation and, as a consequence of acquiring the Units pursuant to this exemption, (i) certain protections, rights and remedies provided by applicable securities legislation including statutory rights of rescission or damages, will not be available to the Subscriber, (ii) the common law may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement, (iii) the Subscriber may not receive information that would otherwise be required to be given under applicable securities legislation, and (iv) the Issuer is relieved from certain obligations that would otherwise apply under applicable securities legislation;

(c)	the Subscriber acknowledges that the publicly available information concerning the Issuer on which the Subscriber has relied on in connection with the investment in the Units purchased pursuant to this Agreement has not been independently investigated or verified by the Agents and agrees that the Agents and/or their respective directors, officers, employees, agents and representatives assume no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any such publicly available information concerning the Issuer or as to whether all information concerning the Issuer that is required to be disclosed or filed by the Issuer has been so disclosed or filed;

(d)	the Agents and/or their respective directors, officers, employees, agents and representatives assume no responsibility or liability of any nature whatsoever for any information given or statement made to the Subscriber by the Issuer in connection with the Issuer or the transaction contemplated by this Agreement;

(e)	the Agents are acting solely as agents of the Issuer and not as financial advisers to, or as agents of, the Subscriber, except insofar as is necessary at the Closing to deliver payment for the Units purchased pursuant to this Agreement to the Issuer on behalf of the Subscriber and to accept and deliver such Units to the Subscriber after the Closing as contemplated herein;

(f)	the U.S. Agent is not acting as the agent of the Issuer or any Subscriber with respect to any offer or sale of the Issuer’s securities outside of the United States;

(g)	the Subscriber hereby releases the Agents and/or their directors, officers, employees, agents and representatives from any claim that may arise in respect of this Agreement or the transaction contemplated hereby;

(h)	the Subscriber is not relying upon the Agents to conduct any due diligence investigations concerning the Issuer’s business, financial position, condition or prospects;

(i)	legal counsel retained by the Issuer and the Agents are acting as counsel to the Issuer and the Agents, respectively, and not as counsel to the Subscriber;

(j)	the Subscriber is resident, or if not an individual has its head office, in the jurisdiction set out on the second page of this Agreement and intends that the applicable securities laws of that jurisdiction govern the Subscriber’s subscription. Such address was not created and is not used solely for the purpose of acquiring the Units and the Subscriber was solicited to purchase in only such jurisdiction;

(k)	the Subscriber is purchasing the Subscriber’s Units as principal for its own account and not for the benefit of any other person or is deemed under the Acts to be purchasing the Subscriber’s Units as principal, and in either case is purchasing the Subscriber’s Units for investment only and not with a view to the resale or distribution of all or any of the Subscriber’s Units;

(l)	if the Subscriber is contracting hereunder as trustee or agent for a fully managed account (including for greater certainty, a portfolio manager or comparable advisor) or as agent for a Disclosed Principal, the Subscriber is duly authorized to execute and deliver this Agreement and all other necessary documentation in connection with such subscription and if the Subscriber is acting as trustee or agent for a Disclosed Principal, who is subscribing as principal for its own account and not for the benefit of any other person, this Agreement has been duly authorized, executed and delivered by or on behalf of and constitutes a legal, valid and binding agreement of, such Disclosed Principal and the Subscriber acknowledges that the Issuer and/or Agents may be required by law to disclose to certain regulatory authorities the identity of such Disclosed Principal for whom it is acting;

(m)	to comply with the laws of Alberta, British Columbia or Ontario to which the Issuer is subject, the Subscriber represents that:

(i)	One or more of subparagraphs (A) or (B) below is applicable to you:

(A)

(I)	in the case of the purchase by you of the Subscriber’s Units as principal, you are purchasing the Subscriber’s Units as principal for your own account, and not for the benefit of any other Person, or you are deemed under the Acts to be purchasing the Subscriber’s Units as principal, and in either case you are purchasing the Subscriber’s Units for investment only and not with a view to the resale or distribution of any or all of the Subscriber’s Units and you will be purchasing a sufficient number of Units so that you have an aggregate acquisition cost for such Units of not less than $150,000 paid in cash at the time of the trade and you are not a corporation, syndicate, partnership or other form of incorporated or unincorporated entity or organization created solely, or used primarily, to permit the purchase of the Subscriber’s Units without a prospectus by groups of individuals whose individual share of the aggregate acquisition cost of such Subscriber’s Units is less than $150,000, or if you are created solely, or used primarily, for such purpose and you are a corporation, partnership, syndicate or other form of unincorporated entity, the share or any portion of each shareholder, member or partner of the corporation, partnership, syndicate or other unincorporated entity, as the case may be, of the aggregate acquisition cost to you is not less than $150,000; or

(II)	in the case of the purchase by you of the Subscriber’s Units as agent for a Disclosed Principal, such Disclosed Principal is purchasing as principal for its own account and not for the benefit of any other Person and is purchasing for investment only and not with a view to the resale of the Subscriber’s Units and no other Person will have a beneficial interest in the Subscriber’s Units, you are purchasing a sufficient number of Units so that such Disclosed Principal has an aggregate acquisition cost for such Units of not less than $150,000, such Disclosed Principal is resident in the Province of British Columbia, and you are an agent with proper authority to execute all documents required in connection with the purchase on behalf of the Disclosed Principal and such Disclosed Principal on whose behalf you are acting is not a corporation, syndicate, partnership or other form of incorporated or unincorporated entity or organization created solely, or used primarily, to permit the purchase of the Subscriber’s Units without a prospectus by groups of individuals whose individual share of the aggregate acquisition cost of such Subscriber’s Units is less than $150,000, or if such Disclosed Principal is created solely, or used primarily, for such purpose and such Disclosed Principal is a corporation, partnership, syndicate or other form of unincorporated entity, the share or any portion of each shareholder, member or partner of the corporation, partnership, syndicate or other unincorporated entity, as the case may be, of the aggregate acquisition cost to such Disclosed Principal is not less than $150,000; or

(B)	You are:

(I)	purchasing the Subscriber’s Units as principal for your own account, and not for the benefit of any other Person and not with a view to the resale of the Subscriber’s Units and you are an “accredited investor” within the meaning of National Instrument 45-106; or

(II)	purchasing the Subscriber’s Units as agent for a beneficial principal disclosed on the execution page of this Agreement, and you are an agent or trustee with proper authority to execute all documents required in connection with the purchase of the Subscriber’s Units on behalf of such Disclosed Principal and such Disclosed Principal for whom you are acting is an “accredited investor” within the meaning of National Instrument 45-106 and is purchasing as principal for its own account, and not for the benefit of any other Person, and is purchasing for investment only and not with a view to resale or distribution; and

you have concurrently executed and delivered a Certificate in the form attached as Appendix II hereto and the provisions of paragraphs (i)(A) to (i)(B), as applicable, of this subsection 4.1(m) will be true and correct both as of the date of execution of this Agreement and as of the Closing; or

(n)	if the Subscriber is not resident in British Columbia, the Subscriber certifies that the Subscriber is not resident in British Columbia and acknowledges that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

(ii)	there is no government or other insurance covering the Securities;

(iii)	there are risks associated with the purchase of the Securities;

(iv)	there are restrictions on the Subscriber’s ability to resell the Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities;

(v)	the Issuer has advised the Subscriber that the Issuer is relying on an exemption from the requirements to provide the Subscriber with a prospectus and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provided by the applicable securities laws, including statutory rights of rescission or damages, will not be available to the Subscriber;

(o)	if the Subscriber is resident outside of Canada and the United States, the Subscriber:

(i)	is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which the Subscriber is resident (the “International Jurisdiction”) which would apply to the acquisition of the Subscriber’s Units, if any;

(ii)	is purchasing the Subscriber’s Units pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the Authorities in the International Jurisdiction or, if such is not applicable, the Subscriber is permitted to purchase the Subscriber’s Units under the applicable securities laws of the Authorities in the International Jurisdiction without the need to rely on any exemption;

(iii)	the applicable securities laws of the Authorities in the International Jurisdiction do not require the Issuer to make any filings or seek any approvals of any nature whatsoever from any Authority of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Subscriber’s Units; and

(iv)	the purchase of the Subscriber’s Units by the Subscriber does not trigger:

(A)	any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the jurisdiction in which the Subscriber is resident; or

(B)	any continuous disclosure reporting obligation of the Issuer in the International Jurisdiction; and

the Subscriber will, if requested by the Issuer, deliver to the Issuer a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (ii), (iii) and (iv) above to the satisfaction of the Issuer, acting reasonably;

(p)	no Person has made to the Subscriber any written or oral representations:

(i)	that any person will resell or repurchase any of the Securities;

(ii)	that any person will refund the purchase price of any of the Securities;

(iii)	as to the future price or value of any of the Securities; or

(iv)	that any of the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post any of the Securities for trading on a stock exchange, other than the Shares and, if issued, the Warrant Shares on the Exchange;

(q)	the Subscriber is not a “control person” and will not become a control person by virtue of the purchase of the Subscriber’s Units, and does not intend to act in concert with any other person to form a control group of the Issuer;

(r)	to the knowledge of the Subscriber, this subscription has not been solicited in any manner contrary to the Acts or the 1933 Act;

(s)

unless the Subscriber has completed the “U.S. Supplementary Subscription Agreement For Units” set forth as Appendix III hereto, the Subscriber is not a “U.S. Person” (as defined under Regulation S, which definition includes an individual resident in the United States and an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person) and is not acquiring the Subscriber’s Units for the account or benefit of a “U.S. Person” and the Subscriber acknowledges that the Securities have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Issuer has no obligation or present intention of filing a registration statement under the 1933 Act in respect of any of the Securities;

(t)	unless the Subscriber has completed the “U.S. Supplementary Subscription Agreement For Units” set forth as Appendix III hereto, the Subscriber acknowledges and agrees and the Subscriber represents and warrants that:

(i)	the offer to purchase the Subscriber’s Units was not made to the Subscriber when the Subscriber was in the United States and, at the time the Subscriber’s buy order was made, the Subscriber was outside the United States;

(ii)	the Subscriber was outside the United States at the time this Agreement was executed and delivered;

(iii)	the Subscriber is not and will not be purchasing the Securities for the account or benefit of any Person in the United States;

(iv)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the 1933 Act;

(v)	the Subscriber has no intention to distribute either directly or indirectly any of the Securities in the United States, except in compliance with the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements; and

(vi)	the Warrants may not be exercised in the United States or by or on behalf of a Person in the United States unless:

(A)	an exemption is available from the registration requirements of the 1933 Act and any applicable state securities laws; and

(B)	the holder has furnished to the Issuer a legal opinion reasonably satisfactory to the Issuer to such effect;

(u)	the Subscriber has received and fully read a copy of and, in connection therewith, has had access to all materials, books, records, documents and information relating to the Issuer and the Securities as the Subscriber has requested and the Subscriber acknowledges that the Subscriber has been offered an opportunity to ask questions and receive answers concerning the Issuer and its Securities, and that any request for such information has been complied with to the Subscriber’s satisfaction;

(v)	the Subscriber has no knowledge of a “material fact” or “material change” (as those terms are defined in the B.C. Act) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(w)	the Subscriber’s decision to purchase the Subscriber’s Units has been based entirely upon currently available public information concerning the Issuer and the representations and warranties contained herein and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Issuer or any other person;

(x)	the offer made by this subscription is irrevocable, subject to the satisfaction of the closing conditions set out in Section 6, and requires only acceptance by the Issuer and conditional approval of the Exchange;

(y)	the Issuer will have the right to accept this subscription offer in whole or in part and the acceptance of this subscription offer will be conditional upon the sale of the Subscriber’s Units to the Subscriber being exempt from the prospectus requirements of the relevant securities legislation;

(z)	the Subscriber has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if the Subscriber is an individual, is of full age of majority, and if the Subscriber is a Person other than a natural person, is duly incorporated or formed and validly subsisting under the laws of its jurisdiction of incorporation or formation, and all necessary approvals by its directors, managers, members, shareholders and others have been given to authorize the execution of this Agreement on behalf of the Subscriber;

(aa)	the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms or provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which it is or may be bound;

(bb)	this Agreement has been duly executed and delivered by the Subscriber and constitutes a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber;

(cc)	there is no Person, firm or company acting or purporting to act for the Subscriber entitled to any brokerage or finders fees in connection with this Agreement or any of the transactions contemplated herein;

(dd)	the Subscriber has been independently advised as to the applicable hold periods imposed in respect of the Securities by applicable securities legislation and regulatory policies and confirms that no representations by the Issuer have been made respecting the hold periods applicable to the Securities, and is aware of the risks and other characteristics of the Securities and of the fact that the Subscriber may not be able to resell the Securities purchased by it except in accordance with the applicable securities legislation and regulatory policies and that the Securities will be subject to resale restrictions and will bear legends to this effect and the Subscriber is solely responsible (and the Issuer is not responsible) for compliance with applicable resale restrictions;

(ee)	if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Issuer in filing, such reports, undertakings and other documents with respect to the issue of the Securities as may be required;

(ff)	the Subscriber has not purchased the Units as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over radio, television or internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(gg)	the Subscriber has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and is able to bear the economic risk of loss of its investment;

(hh)	the Subscriber’s investment in the Securities is speculative and involves a high degree of risk, substantial financing for the Issuer may be required in the future, and there is no assurance that any such additional financing can be obtained, and the Subscriber hereby represents that the Subscriber is able to bear such risks;

(ii)	the Subscriber is able to bear the economic risks of an investment in the Securities, including, without limiting the generality of the foregoing, the risk of losing part or all of the Subscriber’s investment, and the inability to sell, convert, exchange or transfer the Securities for a lengthy period of time or at a price which would enable the Subscriber to recoup its investment in the Securities;

(jj)	the Subscriber, if a corporation or other non-individual entity, has filed or will file with the Exchange a Form 4C, Corporate Placee Registration Form, and represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form filed with the Exchange up to the date of this Agreement, or will deliver a completed Form 4C, Corporate Placee Registration Form in the form attached hereto as Appendix I to the Issuer in accordance with Section 6.2 of this Agreement;

(kk)	the Subscriber acknowledges that the Issuer may be required by law or otherwise to disclose to regulatory authorities the identity of the Subscriber and each beneficial purchaser for whom the Subscriber may be acting and authorize all such disclosure by the Issuer;

(ll)	the funds representing the aggregate subscription price which will be advanced by the Agents to the Issuer on behalf of the Subscriber will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) or the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Subscriber acknowledges that the Issuer may in the future be required by Law to disclose the Subscriber’s name and other information relating to this Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA or the PATRIOT Act. To the best of its knowledge, (a) none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (b) the Subscriber shall promptly notify the Issuer if the Subscriber discovers that any of such representations ceases to be true, and to provide the Issuer with appropriate information in connection therewith; and

(mm)	the Subscriber agrees that the above representations, warranties, covenants and acknowledgements in this subsection will be true and correct both as of the execution of this Agreement and as of the Closing Date (as defined below).

4.2.	The foregoing representations, warranties, covenants and acknowledgements are made by the Subscriber with the intent that they be relied upon by the Issuer and the Agents in determining its suitability as a purchaser of Units, and the Subscriber hereby agrees to indemnify each of the Issuer and the Agents against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur as a result of reliance thereon. The Subscriber undertakes to notify the Issuer and the Agents immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing.

5.	REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGEMENTS OF THE ISSUER

5.1.	The Issuer hereby represents and warrants to, and covenants with, the Subscriber as follows and acknowledges that the Subscriber is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	Each of the Issuer and its Subsidiaries has been duly incorporated, continued or amalgamated and is, and will be at the Closing Time (as defined below), a valid and subsisting corporation validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, continued or amalgamated and has all requisite corporate capacity, power and authority to carry on business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(b)	the Issuer is a “reporting issuer” in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador and the Issuer is not in default of any of the material requirements of the applicable securities laws of those jurisdictions;

(c)	the Issuer has all necessary corporate power, authority and capacity to enter into and carry out its obligations under this Agreement and all other agreements and instruments to be executed by the Subscriber as contemplated by this Agreement;

(d)	the execution of this Agreement and the issue and sale of the Securities by the Issuer do not and will not conflict with, and do not and will not result in a breach of, any of the terms of the Issuer’s constating documents, any provision of Law or administrative order, award, judgment or decree applicable to the Issuer, or any agreement or instrument to which the Issuer is a party, or result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by the Issuer, including in respect of the Licensed IP, or result in the creation of any lien, charge, security interest or encumbrance upon any of the assets or property of the Issuer or give to others any interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement or instrument;

(e)	this Agreement and the Registration Rights Agreement have been or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer, duly executed and delivered by the Issuer, constitute legal, valid and binding agreements of the Issuer enforceable against the Issuer, and the Issuer has full corporate power and authority to undertake the Offering and the issuance of the Securities hereunder have been duly authorized by all necessary corporate action on the part of the Issuer;

(f)	the Issuer is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or Governmental Entity in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof, or to issue and sell the Securities in accordance with the terms hereof, other than such as have been made or obtained, and except for any filings required to be made under the Acts, United States federal or state securities laws, filings with the Financial Industry Regulatory Authority (FINRA) and any required filings or notifications regarding the issuance or listing of additional shares with the Exchange;

(g)	the Issuer has or will within the required time, as the case may be, file with the Exchange or any other applicable securities agency, any documents, reports and information, in the required form, required to be filed by applicable securities laws in connection with this Offering, together with any applicable filing fees and other materials;

(h)	no order ceasing or suspending trading in the securities of the Issuer nor prohibiting the sale of such securities has been issued to the Issuer or its directors, officers or promoters and to the Issuer’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

(i)	the Issuer’s only subsidiaries are the Subsidiaries, none of which are material to the Issuer. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Issuer, free and clear of any Liens (as defined below); and none of the outstanding shares in the capital of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the respective Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Issuer to sell, transfer or otherwise dispose of any capital stock of the Subsidiaries. As used herein, “Liens” means any encumbrance or title defect or imperfection of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Law, including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use, or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

(j)

the share capital of the Subsidiaries are as follows: Aurinia Pharmaceuticals, Inc.: authorized share capital of 10,000 shares of common stock with a par value of US$0.01, with 1,000 common shares issued and outstanding; Aurinia Pharma Corp.: authorized share capital of an unlimited number of common shares, an unlimited number of preferred shares, and 1 Class A common share with 9,284,354 common shares, no preferred shares and no Class A common shares issued and outstanding; Aurinia Holdings Corp.: authorized share capital of an unlimited number of common shares with 100 common shares issued and outstanding; and Aurinia Development Corp.: authorized share capital of an unlimited number of common shares with 100 common shares issued and outstanding;

(k)	the authorized capital of the Issuer consists of an unlimited number of common shares without par value of which 12,375,089 Common Shares are issued and outstanding as at the date hereof; all of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. Neither the Issuer nor its Subsidiaries are party to any agreement, nor is the Issuer aware of any agreement, which in any manner affects the voting control of any securities of the Issuer or the Subsidiaries;

(l)	the Common Shares are listed and posted for trading on the Exchange and the Issuer is not in default of any of the material listing or filing requirements of the Exchange;

(m)	neither the Issuer nor any of its Subsidiaries has or will have taken, as of the Closing Date, any action which would be reasonably expected to result in the delisting or suspension of the Common Shares of the Issuer on or from the Exchange;

(n)	the Issuer will allot and reserve for issuance a sufficient number of common shares to fulfill its obligations pursuant to this Agreement, including the issuance of the Shares and the Warrant Shares upon exercise of the Warrants;

(o)	the Shares and Warrants, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Issuer;

(p)	other than pursuant to the Registration Rights Agreement to be entered into with the Subscribers immediately prior to the Closing, the Issuer has not granted any registration rights (whether demand, piggyback or otherwise) to any Person;

(q)	no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Issuer or any other security convertible into or exchangeable for any such shares or to require the Issuer to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Issuer, except for the following: (i) 276,000 options to acquire common shares pursuant to the Issuer’s stock option plan with a weighted average price of $5.04; and (ii) 2,318,810 warrants to acquire common shares with a weighted average price of $2.65;

(r)

the Issuer is in compliance in all material respects with its timely disclosure obligations under applicable securities laws and, without limiting the generality of the foregoing, there has not occurred any event, change, fact, or state of being which would reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Issuer and the Subsidiaries considered on a consolidated basis (a “Material Adverse Effect”) since December 31,

2012, which has not been publicly disclosed, and the information and statements in the Issuer’s Public Disclosure Record (the “Securities Documents”) were true and correct in all material respects as of the respective dates of such information and statements and at the time the Securities Documents were filed on SEDAR and do not contain any material misrepresentations, and no material facts have been omitted therefrom which would make such information materially misleading, and the Issuer has not filed any confidential material change reports since December 31, 2012 which remain confidential as at the date hereof;

(s)	the Financial Statements: (i) present fairly, in all material respects, the financial position of the Issuer and Predecessor Aurinia, as applicable, on a consolidated basis, the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Issuer on a consolidated basis for the periods specified in such Financial Statements; and (ii) have been prepared in conformity with Canadian generally accepted accounting principles (including International Financial Reporting Standards, as applicable) applied on a consistent basis throughout the periods involved;

(t)	neither the Issuer, nor any of the Subsidiaries, has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein, other than liabilities, obligations or indebtedness or commitments: (i) incurred in the normal course of business since the Balance Sheet Date, or (ii) which would not reasonably be expected to have a Material Adverse Effect;

(u)	since the Balance Sheet Date, except as described or referred to in the Securities Documents and except for cash expenditures in the ordinary course of business, there has not been any change in the assets, business, properties, financial condition or results of operations of the Issuer that would reasonably be expected to have a Material Adverse Effect. Since the Balance Sheet Date, (i) there has not been any dividend or distribution of any kind declared, set aside for payment, paid or made by the Issuer on any class of capital stock, and (ii) the Issuer has not sustained any material loss or interference with the Issuer’s business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labour disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority;

(v)	the auditors who reported on and certified the Financial Statements for the fiscal year ended December 31, 2012 are independent with respect to the Issuer and Predecessor Aurinia, as applicable, within the meaning of applicable securities laws and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the present auditors of the Issuer;

(w)

the Issuer maintains a system of internal accounting controls sufficient to provide commercially reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded, proceeds, summarized and reported as necessary to permit preparation of financial statements within the time periods specified by, and in conformity with International Financial Reporting Standards and in accordance with applicable securities laws and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(x)	each of the Issuer and the Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business and has conducted and is conducting its business in material compliance with all applicable laws of each jurisdiction in which its business is carried on and holds all Authorizations required in order to enable its business to be carried on as now conducted or as proposed to be conducted, and all such Authorizations are valid and subsisting and in good standing and neither the Issuer nor the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Authorizations;

(y)	each of the Issuer and its Subsidiaries has filed all federal, provincial, territorial, municipal, local and foreign Tax returns which are required to be filed, or have requested extensions thereof, and has paid all Taxes set forth therein and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable;

(z)	there are no Liens for Taxes on the properties or assets of the Issuer, there are no audits of any of the Tax returns of the Issuer which are known by the Issuer to be pending, and there are no claims which have been or, to the knowledge of the Issuer, may be asserted relating to any such Tax returns;

(aa)	the Issuer has established on its books and records reserves which are adequate for the payment of all Taxes not yet due and payable;

(bb)	other than as set forth in the Financial Statements, no director, officer, employee or agent of the Issuer or any other insider of the Issuer, or, to the knowledge of the Issuer, any affiliate or associate of any of them is a party to any loan, contract, arrangement, or understanding or other transactions with the Issuer;

(cc)	policies of insurance in force as at the date hereof naming the Issuer as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Issuer which, having regard to the nature of such risk and the relative costs of obtaining insurance, are customary in the case of entities engaged in the same or similar businesses to seek rather than to provide for self insurance, and the Issuer has no reason to believe that it will not be able to renew such policies as and when such policies expire or to obtain similar policies from similar insurers;

(dd)	the Issuer has good and marketable title to the assets listed in the Financial Statements, free and clear of all Liens, except for as disclosed in the Financial Statements or incurred in the ordinary and usual course of business since December 31, 2012;

(ee)	other than the Agents, there is no Person, firm or company acting or purporting to act for the Issuer entitled to any brokerage or finders fees in connection with this Agreement or any of the transactions contemplated herein;

(ff)	the Issuer and/or its Subsidiaries possess all Intellectual Property, including Registered IP, necessary for the conduct of the business of the Issuer and its Subsidiaries as currently conducted by the Issuer and its Subsidiaries, other than the Licensed IP, except where the failure to so possess such Intellectual Property would not reasonably be expected to have a Material Adverse Effect. The Issuer and/or its Subsidiaries are licensed to use the Licensed IP without payment of any royalty or fee except as set out in the agreements referred to in the definition of Licensed IP in this Agreement, and neither the Issuer nor any Subsidiary has transferred, assigned, encumbered or granted any right, title or interest in the Licensed IP;

(gg)	to the knowledge of the Issuer:

(i)	none of the Issuer nor any Subsidiary has received notice from any Person of any claim or any intention to commence any legal proceedings with respect to infringement, adverse ownership, invalidity, misappropriation or misuse regarding any of the Registered IP, the Licensed IP and any other Intellectual Property used by the Issuer, or challenging the right of the Issuer or any Subsidiary to use the Registered IP, the Licensed IP or any other Intellectual Property used or exploited by the Issuer, or any of the products or services of the Issuer or the Subsidiaries;

(ii)	none of the Issuer nor any Subsidiary has commenced or intends to commence any claim or legal proceeding challenging the Intellectual Property rights of any other Person;

(iii)	none of the operation, conduct and maintenance of the businesses of the Issuer or the Subsidiaries as they are currently, and have historically been operated, conducted and maintained, nor the use by the Issuer or the Subsidiaries of the Registered IP, the Licensed IP and any other Intellectual Property used or exploited by the Issuer, misappropriates, infringes, misuses or violates any (a) registered Intellectual Property rights of any third party, or (b) any obligation of confidentiality to any other Person; and

(iv)	there are no restrictions on the ability of the Issuer or any of the Subsidiaries to use and exploit all rights in the Registered IP, the Licensed IP any other Intellectual Property used and exploited by the Issuer and , except as set out in the agreements referred to in the definition of Licensed IP in this Agreement, and none of the rights of the Issuer in the Registered IP, the Licensed IP or any other Intellectual Property used or exploited by the Issuer, will be impaired or adversely affected in any way by the transactions contemplated by this Agreement;

(hh)	to the knowledge of the Issuer, no current or former employee or independent contractor of the Issuer or any of the Subsidiaries is in violation of any term of any non-disclosure, proprietary rights or similar agreements between such employee or independent contractor and the Issuer or any of the Subsidiaries;

(ii)	all of the “material contracts” (within the meaning of National Instrument 51-102) of the Issuer and the Subsidiaries (collectively the “Material Contracts”) have been disclosed in the Public Disclosure Record. Neither the Issuer nor the Subsidiaries has received written notification from any party claiming that the Issuer or the Subsidiaries is currently in breach or default under any Material Contract;

(jj)	the Issuer has good and marketable title to, or has valid rights to lease or otherwise use, all items of real and personal property that are material to the business of the Issuer free and clear of all Liens except those that (i) do not materially interfere with the use of such property by the Issuer or (ii) would not reasonably be expected to have a Material Adverse Effect;

(kk)	there is no action, suit, proceeding, inquiry or investigation before or brought by any court of governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Issuer, threatened against or affecting the Issuer or its Subsidiaries or any of their directors or officers which is required to be disclosed in the Public Disclosure Record, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Issuer of its obligations hereunder;

(ll)	there are no judgments against the Issuer or any of its Subsidiaries which are unsatisfied, nor to the knowledge of the Issuer are there any consent decrees or injunctions to which the Issuer or any of its Subsidiaries is subject;

(mm)	no material labour dispute with the employees of the Issuer or the Subsidiaries currently exists or, to the knowledge of the Issuer, is imminent. Neither the Issuer nor any of the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Issuer, no action has been taken or is contemplated to organize any employees of the Issuer or the Subsidiaries;

(nn)	neither the Issuer nor any of the Subsidiaries nor to the knowledge of the Issuer, any employee or agent of the Issuer or the Subsidiaries, has made any unlawful contribution or other payment to any official of, or candidate for, any Canadian or United States federal, state, provincial or municipal office or any similar office of any other country, or failed to disclose fully any contribution, in violation of any Law, or made any payment to any federal, provincial, state or municipal governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Law;

(oo)	the Issuer is not, and as a result of the sale of the Units contemplated hereby will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended;

(pp)	the Issuer is a “foreign issuer” (as such term is defined in Regulation S) and there is no “substantial U.S. market interest” (as such term is defined in Regulation S) in the Securities;

(qq)	with respect to offers or sales of the Securities, neither the Issuer nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any “directed selling efforts” (as such term is defined in Regulation S) in the United States, or (ii) has engaged in or will engage in any form of “general solicitation” or “general advertising” (as such terms are defined in Rule 502(c) under Regulation D of the 1933 Act) in the United States;

(rr)	the Issuer is not required to file reports under Section 13(a) or Section 15(d) of the United States Securities Exchange Act of 1934, as amended;

(ss)	the Issuer has not taken, nor will it take, directly or indirectly any action designed to stabilize or manipulate the price of its Common Shares or any security of the Issuer to facilitate the sale or resale of any of the Securities;

(tt)	the Issuer has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Units and would cause the exemption from registration set forth in Rule 506 of Regulation D of the 1933 Act or Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Securities;

(uu)	the Issuer will use its commercially reasonable best efforts to remain a “foreign issuer” (as such term is defined in Regulation S) for a period of two years from the Closing; provided, however, the foregoing shall not prohibit the Issuer from entering into one or more transactions which may result in the loss of the Issuer’s foreign issuer status if the Issuer’s board of directors (the “Board”) reasonably determines that such transaction(s) is in the best interest of the Issuer and its shareholders;

(vv)	other than securities issuable on exercise of previously issued convertible securities or securities issued under director and employee incentive plans, the Issuer will not issue any common shares or securities convertible into common shares for a period ending six months after the Closing Date;

(ww)	the Issuer will use the proceeds from the Offering for general corporate purposes, including growth initiatives and capital expenditures;

(xx)

the Issuer agrees that if, during the period ending three years from the Closing Date, the Issuer issues, pursuant to a private placement transaction, common shares or any other class or series of its share capital, or any security convertible into, exchangeable or exercisable for common shares or any other class or series of its share capital, the Issuer will offer to Subscribers who hold at least 66 2/3% of their Shares held on the Closing Date the right of first refusal to purchase up to its pro rata share of all or any part of the securities contemplated to be so issued on equivalent terms and conditions to any such proposal from the Issuer to issue such securities. The Issuer will give the Subscriber notice in writing of such private placement transaction on or prior to the date on which any such private placement transaction is announced, and in any event not less than ten Business Days before such private placement transaction is scheduled to close, together with the form of subscription agreement (if any) for such private placement transaction and any other documentation required to be completed by the Subscriber as a subscriber to such private placement transaction. In order to exercise the right of first refusal, the Subscriber must return the completed subscription agreement (if required) and related subscription documentation, together with certified funds for the aggregate subscription amount, to the Issuer not less than two Business Days before the scheduled closing date of the equity financing specified in the original notice (provided that, if the scheduled closing date is extended, the date on which the Subscriber must deliver its documents and subscription funds shall be extended for the same period), failing which the right of first refusal in respect of that equity financing shall expire. If the Issuer has not issued any securities within 90 days from the date it has given notice to the Subscribers of the private placement transaction, the Issuer shall not thereafter proceed with such offering without providing the Subscribers with another opportunity to exercise their right of first refusal;

(yy)	the Issuer will enter into the Registration Rights Agreement with the Subscribers;

(zz)	for a period ending 12 months after the Closing Date, the Issuer and the Subsidiaries will not:

(i)	make any expenditure or investment, or otherwise spend, in excess of 125% of the Issuer’s budget entitled “Aurinia Budget and Cash Flow 2014-2016” dated January 10, 2014;

(ii)	take any action that authorizes, creates or issues any class of securities having voting, dividend, liquidation or other preferences superior to or on a parity with the Shares;

(iii)	amend the Issuer’s articles or by-laws or enter into any indenture that adversely affects the rights of the Shares;

(iv)	take any action that would result in the Issuer incurring or guaranteeing any form of additional debt not outstanding as of January 27, 2014, except commercial bank operating loans or lines of credit, in excess of $100,000 (or such other amount as may be agreed to between the Purchaser and the Issuer in writing);

(v)	create any subsidiary, affiliate, or cause the issuance of any shares of any subsidiary to any Person other than to the Issuer; or

(vi)	enter into any contract, arrangement or understanding to do any of the foregoing,

provided that the compliance with any of the covenants set out in this Section 5.1(zz) may be waived by a document in writing evidencing the unanimous approval of the board of directors of the Issuer, including the Minority Directors (as defined below).

5.2.	Notwithstanding Section 5.1(zz), the representations, warranties and covenants contained in this Agreement and any certificate or document delivered pursuant to or in connection with this Agreement will survive the Closing and continue in full force and effect notwithstanding any subsequent disposition or exchange of the Securities (other than as provided herein) for a period of two years.

5.3.	The foregoing representations, warranties, covenants and acknowledgements are made by the Issuer with the intent that they be relied upon by the Subscriber in determining the suitability of purchasing the Units, and the Issuer hereby agrees to indemnify the Subscriber against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur as a result of reliance thereon. The Issuer undertakes to notify the Subscriber immediately of any change in any representation, warranty or other information relating to the Issuer set forth herein which takes place prior to the Closing.

6.	CLOSING

6.1.	Delivery and sale of the Shares and Warrants comprising the Units and payment of the Subscription Proceeds will be completed (the “Closing”) at the offices of the U.S. Agent’s Canadian counsel, Blake, Cassels & Graydon LLP in Vancouver, British Columbia, at 11:00 a.m. (Pacific Standard Time) (the “Closing Time”) on February 14, 2014 or such other place or date or time as the Issuer and the U.S. Agent may mutually agree (the “Closing Date”). If, on or prior to the Closing Time, the terms and conditions contained in this Agreement have been complied with to the satisfaction of the U.S. Agent, or waived by the U.S. Agent, the U.S. Agent shall cause the Escrow Agent to deliver to the Issuer payment of the Subscription Proceeds (less the Cash Commission and expenses of the U.S. Agent in accordance with the Letter Agreement between the U.S. Agent and the Issuer which shall be delivered to the U.S. Agent by the Escrow Agent at Closing) for all of the Units sold pursuant to the Agreements against delivery by the Issuer of the certificate(s) representing the Shares and Warrants comprising the Units, and such other documentation as may be required pursuant to this Agreement. If, prior to the Closing Time, the terms and conditions contained in this Agreement have not been complied with to the satisfaction of the U.S. Agent, or waived by it, the Agents, the Issuer and the Subscriber will have no further obligations under this Agreement.

6.2.	Without limitation, this subscription and the transactions contemplated hereby are conditional upon and subject to:

(i)	the Issuer receiving the Exchange’s conditional approval of this subscription and the transactions contemplated hereby, including confirmation that no shareholder approval under Policy 4.1 of the Exchange is required;

(ii)	the aggregate gross proceeds of the Offering being no less than USD$40,000,000, but no more than USD$52,000,001.14;

(iii)	the Issuer preparing and filing all required filings and reports for the Offering under applicable securities laws;

(iv)	the Subscribers having completed their due diligence review of the Issuer to their satisfaction;

(v)	all representations and warranties of the Issuer in this Agreement being true and correct as of the Closing Date, and the Issuer having complied with all of its covenants in this Agreement to the extent such covenants are to be completed on or before the Closing Date;

(vi)	there shall have been no material adverse change in the business of the Issuer prior to the Closing Date;

(vii)	there shall not have occurred any event of national or international consequence or any other event, action, condition, law, governmental action of any nature whatsoever which, in the reasonable opinion of the Subscriber, could result in a Material Adverse Effect to the business, operations, assets or affairs of the Issuer; and

(viii)	all other consents, approvals, exemptions and authorizations required to validly complete and implement the transactions contemplated in this Agreement shall have been received.

6.3.	Upon execution of this Agreement, the Subscriber will deliver to the U.S. Agent, the Canadian Agent, or the Escrow Agent, as applicable:

(a)	this subscription form, duly executed;

(b)	payment by the Subscriber to the Escrow Agent of the aggregate subscription price for the Subscriber’s Units in such manner as may be directed by the U.S. Agent or the Canadian Agent, as applicable, by wire transfer to the account specified in the Escrow Agreement;

(c)	if the Subscriber or its Disclosed Principal, as the case may be, is not an individual, does not have a current accurate Form 4C on file with the TSX Venture Exchange and will hold more than 5% of the outstanding securities of the Issuer after the closing this Offering, a fully executed corporate placee registration form in the form set out in Appendix I, unless the Subscriber has previously filed such a form with the Exchange;

(d)	a fully executed Certificate in the form set out in Appendix II;

(e)	if the Subscriber is subject to the laws of the United States of America, a fully executed U.S. Supplementary Subscription Agreement in the form set out in Appendix III;

(f)	if the Subscriber will hold greater than 10% of the outstanding common shares of the Issuer following the closing of the Offering, a personal information form in the form set out in Form 2A to the Exchange’s corporate finance manual; and

(g)	the Registration Rights Agreement, duly executed.

6.4.	At Closing, the Issuer will deliver to the Subscriber the certificates representing the Shares and Warrants comprised in the Subscriber’s Units registered in the name of the Subscriber or its nominee, as directed by the Subscriber on page 2 hereof, and the Registration Rights Agreement, duly executed.

6.5.	At Closing, the Issuer will cause its legal counsel to deliver the opinions in the form set out as Appendix IV hereto, such opinions to be addressed to the Subscribers, as well as customary certificates of officers of the Issuer.

6.6.	The Issuer acknowledges and agrees to reimburse venBio Select Fund, L.P. (“venBio”), the lead investor for the Offering, for all of the fees and expenses incurred by venBio (including any fees and expense of venBio’s legal counsel and due diligence activities) in connection with the subscription for Units hereunder and any ancillary transactions or documentations, up to a maximum amount of $50,000 which shall be paid on the Closing Date.

7.	POWER OF ATTORNEY

7.1.	The Subscriber irrevocably authorizes the Canadian Agent (if such Subscriber is not a U.S. Subscriber) or the U.S. Agent (if such Subscriber is a U.S. Subscriber), in its discretion, to act as the Subscriber’s representative at the Closing, and hereby appoints such Agent, with full power of substitution, as its true and lawful attorney with full power and authority in the Subscriber’s place and stead:

(a)	to accept delivery of the Shares and Warrants comprising the Units, to execute in the Subscriber’s name and on its behalf all closing receipts and required documents, to complete and correct any errors or omissions in any form or document provided by the Subscriber, including this Agreement and the appendices hereto, in connection with the subscription for the Units;

(b)	to approve any opinions, certificates or other documents addressed to the Subscriber in connection with the subscription for the Units; and

(c)	to extend such time periods and to waive, in whole or in part, any representations, warranties, covenants or conditions for the Subscriber’s benefit contained in this Agreement, and the Letter Agreement, or any ancillary or related document.

In addition, the Subscriber irrevocably authorizes the U.S. Agent, in its discretion, and hereby appoints such Agent, with full power of substitution, as its true and lawful attorney with full power and authority in the Subscriber’s place and stead:

(a)	to terminate, prior to Closing, this Agreement if any condition precedent is not satisfied, in such manner and on such terms and conditions as the U.S. Agent in its sole discretion may determine; and

(b)	without limiting the generality of the foregoing, to negotiate, settle, execute, deliver and amend the Agreement and any ancillary documents in connection with the Private Placement.

The foregoing powers of attorney are irrevocable, are coupled with an interest and have been given for valuable consideration, the receipt and adequacy of which are acknowledged. Such powers of attorney and other rights and privileges granted under this Section 7.1 will survive any legal or mental incapacity, dissolution, bankruptcy or death of the Subscriber and extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Subscriber (as the case may be). Any person dealing with the Agents may conclusively presume and rely upon the fact that any document, instrument or agreement executed by an attorney acting pursuant to this Section 7.1 or any action taken by an attorney acting pursuant to this Section 7.1, is authorized and binding on the Subscriber, without further inquiry. The Subscriber agrees (on its own behalf and, if applicable, on behalf of any Disclosed Principal) to be bound by any representations or actions made or taken by any such attorney and waives any and all defences that may be available to contest, negate or disaffirm any action of any such attorney taken in good faith under the foregoing powers of attorney.

8.	RESALE RESTRICTIONS

8.1.

The Subscriber understands and acknowledges that the Shares and the Warrants comprising the Units and the Warrant Shares issuable on exercise of the Warrants will be subject to certain resale restrictions under the Acts and the Exchange’s policies, and, if the Subscriber is a

U.S. Subscriber, United States securities laws, the terms of which will be endorsed on the certificates representing such Securities, and the Subscriber agrees to comply with such resale restrictions. The Subscriber also acknowledges that it has been advised to consult its own independent legal advisor with respect to the applicable resale restrictions and the Subscriber is solely responsible for complying with such restrictions and the Issuer is not in any manner responsible for ensuring compliance by the Subscriber with the applicable resale restrictions.

8.2.	The Subscriber realizes that the Securities are not, and will not be, registered under the 1933 Act, and that the Issuer does not file periodic reports with the Securities and Exchange Commission pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Subscriber understands and acknowledges that the Issuer has not covenanted to register the Securities under the 1933 Act and that absent registration or exemption therefrom, the Securities may not be offered for sale, sold or otherwise transferred or assigned, directly or indirectly, in the United States or to a U.S. Person.

9.	BOARD COMPOSITION AND OPERATIONS

9.1.	Each Subscriber acknowledges the following rights, which the Issuer has agreed to grant:

(a)	For so long as venBio and its affiliates hold at least 66 2/3% of the Shares originally purchased by venBio in this Offering (not including any Shares to be issued upon the exercise of the Warrant Shares), venBio shall have the right to designate one (1) nominee for election to the Board in addition to having the right to vote for the directors elected by the shareholders of the Issuer. The Minority Director (as defined below) nominated by venBio shall be appointed to the Board immediately following the Closing, or if venBio has not delivered the name of such nominee to the Issuer prior to Closing, then as soon as practicable after such name has been delivered, in either case subject to the Issuer’s articles and the ABCA governing increases to the number of directors of the Issuer and the residency and other requirements for directors.

(b)	For so long as the Subscribers (excluding venBio and any insider of the Issuer at the time of this Offering) and their affiliates (the “Minority Purchasers”) each hold at least 66 2/3% of the Shares originally purchased by the Minority Purchasers in this Offering (not including any Shares to be issued upon the exercise of the Warrants Shares), the Minority Purchasers, as a group, shall have the right to designate one (1) nominee for election to the Board, in addition to having the right to vote for the directors elected by the shareholders of the Issuer. The Minority Purchasers will determine their nominee based on their pro rata percentage holdings of the Issuer at the time of such nomination. The Minority Director nominated by the Minority Purchasers shall be appointed to the Board immediately following the Closing, or if the Minority Purchasers have not delivered the name of such nominee to the Issuer prior to Closing, then as soon as practicable after such name has been delivered, in either case subject to the Issuer’s articles and the ABCA governing increases to the number of directors of the Issuer and the residency and other requirements for directors.

(c)	The nominees of venBio and the Subscribers are referred to as the “Minority Directors”. The Issuer agrees to appoint such Minority Directors only if such nominees meet the eligibility requirements for directors under applicable Law (including the rules and regulations of the Exchange and of the NASDAQ (if applicable) and provided that following such appointment the Issuer complies with the residency requirements for directors contained in the ABCA).

(d)	In the event that, within 90 days following Closing, the size of the Board is not reduced to seven directors in total, including the Minority Directors, the Issuer agrees to issue to each Subscriber an additional 0.10 of a whole Warrant (the “Additional Warrants”) (the final such issuance to be adjusted to equal an aggregate issuance of Additional Warrants of the maximum number of Additional Warrants) for each Subscriber’s Unit they subscribed for, for each 90 day period between such deadline until the size of the Board is reduced to seven directors in total, including the Minority Directors, up to a maximum of 0.35 Additional Warrants per Unit. The Issuer will issue and deliver such Additional Warrants to each Subscriber in accordance with the registration instructions provided by the Subscriber in this Agreement for no additional consideration within 5 business days after the commencement of each applicable 90 day period.

(e)	Subject to the requirements in Sections 9.1(a) and 9.1(b) as applicable, at any subsequent meeting of the shareholders of the Issuer at which the election of directors is a matter to be acted upon, venBio and the Subscribers, as a group, will each be granted the right to name one (1) nominee for election to the Board. The Minority Directors shall be nominated by the Issuer for election as part of the Issuer’s nominations of directors in connection with any meeting of shareholders called for the purpose of electing directors and the Issuer shall recommend that the shareholders of the Issuer vote in favour of the Minority Directors.

9.2.	The Issuer agrees and undertakes that, so long as venBio and its affiliates hold at least 66 2/3% of the Shares originally purchased by venBio in this Offering (not including any Shares to be issued upon the exercise of the Warrant Shares) and the Subscribers (including venBio and any insider of the Issuer at the time of this Offering) and their affiliates each hold at least 66 2/3% of the Shares originally purchased by such Subscribers in this Offering (not including any Shares to be issued upon the exercise of the Warrants Shares), a quorum of any Board meeting shall consist of a majority of the directors then in office, including the Minority Directors. The Minority Director nominated by venBio shall have the right, subject to applicable law (including the rules and policies of NASDAQ), to be appointed to the Audit Committee and Compensation Committee of the Issuer. In the event the Minority Director nominated by venBio is appointed to the Audit Committee or Compensation Committee of the Issuer, a quorum for a meeting of the applicable committee(s) shall be a majority of the directors on such committee, including the Minority Director nominated by venBio.

9.3.	The Issuer agrees to not make any material decisions or changes with respect to compensation of its officers and employees until after the Closing Date and the Minority Directors have been appointed to the Board and, if the Minority Director nominated by venBio so elects, the Audit Committee and Compensation Committee of the Issuer.

9.4.	In the event a Minority Director ceases to serve as a director of the Issuer, whether due to such Minority Director’s death, disability, resignation or removal, the Issuer shall cause the Board to appoint a replacement Minority Director designated by either venBio or the Subscribers, as applicable, to fill the vacancy by such death, disability, resignation or removal.

9.5.	The parties acknowledge and agree that the provisions of this Section 9 will continue in full force and effect notwithstanding any subsequent disposition or exchange of the Securities (other than as provided herein).

10.	MISCELLANEOUS

10.1.	The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is subscribing) acknowledges and consents to the collection by the Issuer of the Subscriber’s (and any beneficial purchaser’s) personal information for the purpose of completing the Subscriber’s subscription. The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is subscribing) acknowledges and consents to the Issuer retaining the personal information for as long as permitted or required by applicable law or business practices. The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is subscribing) further acknowledges and consents to the Issuer disclosing as required by applicable securities laws, stock exchange rules, and Investment Industry Regulatory Organization of Canada rules to regulatory authorities any personal information provided by the Subscriber respecting itself (and any beneficial purchaser). The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of all beneficial purchasers. The Subscriber consents to the filing of any documents that may be required to be filed with any stock exchange or securities regulatory authority in connection with the Offering.

10.2.	Each Subscriber and its joint actors (as defined below) shall be subject to the following restrictions on conversion and exercise set forth this section 10.2:

(a)	no Warrant or other Convertible Securities acquired prior or pursuant to this Agreement (which, for greater certainty, includes any acquisition pursuant to section 5.1(xx)) will be convertible or exercisable by the Subscriber, if after giving effect to, and as a result of, such conversion or exercise, the Subscriber, together with any person acting jointly or in concert with the Subscriber within the meaning of the Securities Act (British Columbia) (a “joint actor”, and collectively with the Subscriber, the “Holders”) would beneficially own or exercise control or direction over Common Shares in excess of the Maximum Percentage (as defined below);

(b)	for purposes of this section 10.2, the “Maximum Percentage” will be 9.98% of the issued and outstanding common shares; provided that, by written notice to the Issuer, a Holder may elect to decrease or increase the Maximum Percentage applicable to such Holder to any other percentage specified in such notice; provided further that any increase (but not decrease) will not be effective until the 61st day after such notice is delivered to the Issuer; and provided further that the Maximum Percentage will not exceed:

(i)	9.99% of the issued and outstanding common shares unless, to the extent the common shares are then listed and posted for trading on the Exchange or the Toronto Stock Exchange, the Holder has first provided:

A.	the Exchange with a Personal Information Form (“PIF”) pursuant to Section 7 of Policy 3.2 of the Exchange (or the equivalent provision in the Toronto Stock Exchange Company Manual, if applicable) and such PIF has been approved by the Exchange; and

B.	a copy of the approval of the PIF by the Exchange to the Issuer; and

(ii)	19.99% of the issued and outstanding common shares, unless the Issuer, at the Issuer’s sole cost and expense, has obtained approval of such increase from (A) the Exchange and (B) the holders of common shares in accordance with the applicable policies of the Exchange and the Issuer covenants and agrees to call and hold the meeting of shareholders related to such approval and to recommend to shareholders to vote in favour of such approval. The Holders and the Issuer agree that the Issuer shall be under no obligation to call and hold a special meeting of shareholders to solely address the approval of the Holder becoming a control person of the Issuer and may delay such approval until the holding of its annual meeting of shareholders;

(c)	for purposes of this section 10.2, the issued and outstanding common shares will be calculated and “beneficial ownership” will be determined in accordance with the post-conversion beneficial ownership provision in National Instrument 55-104. In determining beneficial ownership, a Holder may rely on the number of issued and outstanding common shares as reflected in:

(i)	the Issuer’s most recent filing under Section 5.4 of National Instrument 51-102 or other public filing filed by the Issuer on SEDAR;

(ii)	a more recent public announcement by the Issuer; or

(iii)	a written confirmation to the Subscriber by the Issuer or the Issuer’s transfer agent setting forth the number of common shares issued and outstanding.

Upon the written request of a Holder given for any reason and at any time, the Issuer will provide, or will cause its registrar and transfer agent to provide, within two Business Days of receipt of a written request from the Holder, confirmation in writing to the Holder the number of common shares then issued and outstanding;

(d)	the Subscriber agrees that it will not transfer beneficial ownership of the unconverted Convertible Securities to another person (other than an affiliate) unless such person either (i) agrees for the benefit of the Issuer to be bound by the subject to the provisions of this section 10.2 or (ii) is already subject to restrictions on conversion, exercise and transfer substantially similar to those contained in this section 10.2;

(e)	as long as this section 10.2 is in force and effect and subject to section 10.2(f), in no event will the Holders exercise votes attaching to the Shares purchased by or acquired by the Subscriber pursuant to this Agreement (which, for greater certainty, includes any purchase or acquisition pursuant to section 5.1(xx)) in excess of the votes attaching to 19.99% of the issued and outstanding common shares as of the record date for determining shareholders entitled to vote; and

(f)	this section 10.2 will terminate and cease to be of any further force or effect if the Holder makes an election under subsection 10.2(b) and Exchange and shareholder approval are obtained by the Issuer in accordance with subsection 10.2(b)(ii).

10.3.	The Subscriber is hereby notified that:

(a)	the Issuer will deliver to the Ontario Securities Commission certain personal information pertaining to the Subscriber, including such Subscriber’s full name, residential address and telephone number, the number of Units purchased by such Subscriber, the total purchase price paid for such Units, the prospectus exemption relied on by the Issuer and the date of distribution of the Units,

(b)	such information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(c)	such information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(d)	the Subscriber may contact the following public official in Ontario with respect to questions about the Ontario Securities Commission’s indirect collection of such information at the following address and telephone number:

Administrative Assistant to the Director of Corporate Finance

Ontario Securities Commission

Suite 1903, Box 55, 20 Queen Street West

Toronto, Ontario M5H 3S8

Telephone: 416-593-8086

and the Subscriber authorizes the indirect collection of information by the Ontario Securities Commission.

10.4.	This Agreement, which includes any interest granted or right arising under this Agreement, may not be assigned or transferred.

10.5.	Except as expressly provided in this Agreement with respect to the Letter Agreement, and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the Parties with respect to the Securities and there are no other terms, conditions, representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer or by anyone else.

10.6.	The Parties may amend this Agreement only in writing.

10.7.	This Agreement enures to the benefit of and is binding upon the Parties and, as the case may be, their respective heirs, executors, administrators and, successors.

10.8.	A Party will give all notices or other written communications to the other Party concerning this Agreement to the Agents and, if applicable, by hand or by registered mail addressed to such other Party’s respective address which is noted on page 2 of this Agreement.

10.9.	The Agreement, any amendment, addendum or supplement thereto, and all matters arising with respect thereto shall be governed by and construed in accordance with the internal laws of the Province of British Columbia, and the laws of Canada applicable therein, governing contracts made and to be performed wholly therein, and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the City of Vancouver, with respect to any dispute related to or arising out of this Agreement.

10.10.	This Agreement may be executed in counterparts, each of which when delivered will be deemed to be an original and all of which together will constitute one and the same document and the Issuer will be entitled to rely on delivery by facsimile machine or .pdf format of an executed copy of this subscription, and acceptance by the Issuer of such facsimile copy or .pdf file will be equally effective to create a valid and binding agreement between the Subscriber and the Issuer as if the Issuer had accepted the subscription originally executed by the Subscriber.

10.11.	The obligations of each Subscriber under any document concerning the transactions contemplated hereby are several and not joint with the obligations of any other Subscriber, and no Subscriber shall be responsible in any way for the performance of the obligations of any other Subscriber under any transaction document, including this Agreement. Nothing contained herein or in any transaction document, and no action taken by any Subscriber pursuant thereto, shall be deemed to constitute the Subscribers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by any transaction document, including this Agreement. Each Subscriber shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other transaction documents, and it shall not be necessary for any other Subscriber to be joined as an additional party in any proceeding for such purpose. Each Subscriber has been represented by its own separate legal counsel in their review and negotiation of the transaction documents. The Issuer has elected to provide all Subscribers with the same terms and transaction documents for the convenience of the Issuer and not because it was required or requested to do so by the Subscribers.

10.12.	It is the express wish of the Subscriber that the Agreement and any related documentation be drawn up in English only. Il est de la volonté expresse du souscripteur que la convention de souscription ainsi que tout document connexe soient rédigés en langue anglaise uniquement.

APPENDIX I

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

This Form will remain on file with the Exchange and must be completed if required under section 4(b) of Part II of Form 4B. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed Issuers. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.	Placee Information:

(a) Name:

(b) Complete Address:

(c) Jurisdiction of Incorporation or Creation:

2.	(a) Is the Placee purchasing securities as a portfolio manager: (Yes/No)?

(b) Is the Placee carrying on business as a portfolio manager outside of Canada: (Yes/No)?

3.	If the answer to 2(b) above was “Yes”, the undersigned certifies that:

(a)	it is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

(b)	it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(c)	it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

(e)	it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

4.	If the answer to 2(a). above was “No”, please provide the names and addresses of Control Persons of the Placee:

Name *	City	Province or State	Country

*	If the Control Person is not an individual, provide the name of the individual that makes the investment decisions on behalf of the Control Person.

5.	Acknowledgement – Personal Information and Securities Laws

(a)	“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(i)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(ii)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

(b)	The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions.

Dated and certified (if applicable), acknowledged and agreed, at                                                                                                on

(Name of Purchaser – please print)

(Authorized Signature)

(Official Capacity – please print)

(Please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX II

CERTIFICATE

TO:                   AURINIA PHARMACEUTICALS INC.

AND TO:         LEERINK PARTNERS LLC

AND TO:         CANACCORD GENUITY CORP.

AND TO:         BORDEN LADNER GERVAIS LLP

In connection with the purchase by the undersigned purchaser (the “Subscriber”) of units (the “Subscriber’s Units”) of Aurinia Pharmaceuticals Inc. (the “Issuer”), the Subscriber hereby represents, warrants, covenants and certifies that:

1.	the Subscriber is purchasing the Subscriber’s Units as principal for its own account;

2.	the Subscriber is (please initial the appropriate line):

(a)	an “accredited investor” within the meaning of National Instrument 45-106, Prospectus and Registration Exemptions, by virtue of satisfying the indicated criterion as set out in Schedule A to this certificate (YOU MUST ALSO INITIAL SCHEDULE A TO THIS CERTIFICATE); or

(b)	purchasing Units with an aggregate value of not less than $150,000;

3.	the above representations, warranties and covenants will be true and correct both as of the execution of this certificate and as of the closing time of the purchase and sale of the Subscriber’s Units and will survive the completion of the issue of the Subscriber’s Units; and

4.	the foregoing representations, warranties and covenants are made by the undersigned with the intent that they be relied upon in determining the suitability of the undersigned as a purchaser of the Subscriber’s Units and the undersigned undertakes to immediately notify the Issuer of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the closing time of the purchase and sale of the Subscriber’s Units.

Dated: , 2014.

Print name of Subscriber

By:
Signature

Title

(please print name of individual whose signature appears above, if different from name of purchaser printed above)

IMPORTANT: PLEASE INITIAL THE APPLICABLE ITEM ON SCHEDULE A ATTACHED TO THIS CERTIFICATE.

Schedule A to Appendix II

Accredited Investor—(defined in National Instrument 45-106) means:

(a)	a Canadian financial institution, or a Schedule III Bank,

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

(d)	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

(f)	the Government of Canada or jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

(k)	an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

(n)	an investment fund that distributes or has distributed its securities only to

                          (i) a person that is or was an accredited investor at the time of the distribution,

(ii)	a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], and 2.19 [Additional investment in investment funds], or

(ii)	a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment],

(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

(q)	A person acting on behalf of a fully managed account managed by that person, if that person

(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(ii)	in Ontario, is purchasing a security that is not a security of an investment fund;

(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

(v)	a person that is recognized or designated by the securities regulatory or, except in Ontario or Quebec, the regulator as an accredited investor.

NOTE: The investor should initial beside the portion of the above definition applicable to it. For the purposes hereof:

(a)	“control person” has the same meaning as in securities legislation except in Manitoba, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island and Québec, where control person means any person that holds or is one of a combination of persons that holds

(i)	a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or

(ii)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of that issuer;

(b)	“eligibility adviser” means

(i)	a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(ii)	in Saskatchewan or Manitoba, also means a lawyer who is a practising member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons, and

(B)	have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person or company that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(c)	“financial assets” means;

(i)	cash,

(ii)	securities, or

(iii)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(d)	“founder”, means, in respect of an issuer, a person who,

(i)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii)	at the time of the distribution or trade is actively involved in the business of the issuer;

(e)	“fully managed account” means an account of a client for which a person makes the investment decisions if that person or company has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(f)	“non-redeemable investment fund” means an issuer,

(i)	whose primary purpose is to invest money provided by its securityholders,

(ii)	that does not invest,

(A)	for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

(B)	for the purpose of being actively involved in the management of any issuer in which it invest, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(iii)	that is not a mutual fund,

(g)	“related liabilities” means

(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii)	liabilities that are secured by financial assets.

All monetary references are in Canadian Dollars

APPENDIX III

U.S. SUPPLEMENTARY SUBSCRIPTION AGREEMENT FOR UNITS

(ACCREDITED INVESTORS)

AURINIA PHARMACEUTICALS INC.

Aurinia Pharmaceuticals Inc.

1203 – 4464 Markham Street

Victoria, British Columbia V8Z 7X8

Dear Sir/Madam:

1. Subscription. The Undersigned hereby irrevocably subscribes for and agrees to acquire units (the “Units”) of common shares and warrants (collectively, “Securities”) of Aurinia Pharmaceuticals Inc. (the “Company”), a Canadian corporation, all in the amount and in accordance with and subject to the terms and conditions as set forth below. This U.S. Supplementary Subscription Agreement is made in addition to that certain “Subscription Agreement” by and between the Company and the Undersigned, and in the event of any conflict the terms of this U.S. Supplementary Subscription Agreement shall, unless otherwise mandated by applicable laws, govern.

2. Representations and Warranties. The Undersigned hereby represents and warrants to the Company that:

(a) The Undersigned understands that the Company is relying upon the truthfulness and accuracy of the following representations of the Undersigned.

Initial if True

(b) The Undersigned acknowledges that it has had the opportunity to access and review the Company’s public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and to consult with its legal and tax advisors with regard thereto.

Initial if True

(c) The Securities subscribed for hereby are being and will be acquired by the Undersigned for investment purposes only, for the Undersigned’s own account and not with the view to any public resale or distribution thereof.

Initial if True

(d) The Undersigned acknowledges that the Undersigned has been offered the opportunity to ask questions and receive answers from management concerning the Company and its Securities, and that any request for such information has been complied with to the Undersigned’s satisfaction.

Initial if True

(e) The Undersigned has such knowledge and experience in financial and business matters that the Undersigned is capable of evaluating the merits and risks of purchasing the Securities, or the Undersigned has, together with the Undersigned’s advisor(s), such knowledge and experience in financial and business matters that the Undersigned and such advisor(s) are capable of evaluating the merits and risks of this purchase, and the Undersigned is able to bear the economic risk of purchasing the Securities.

Initial if True

(f) The Undersigned has adequate means of providing for the current needs of the Undersigned and possible contingencies, and the Undersigned has no need for liquidity with respect to the Securities.

Initial if True

(g) The Undersigned understands that a purchase of the Securities involves certain significant elements of risk, and the Undersigned hereby represents that the Undersigned is able to bear such risks.

Initial if True

(h) The Undersigned is authorized and otherwise duly qualified to acquire the Securities.

Initial if True

(i) The Undersigned is a bona fide resident of the jurisdiction set forth below his/her signature to this U.S. Supplementary Subscription Agreement, and satisfies one or more of the categories of “accredited investor” (as that term is defined under Rule 501(a) as promulgated under Regulation D of the 1933 Act) as are indicated by the Undersigned’s initials next to the appropriate category:

(please place your initials next to the appropriate category and “BP” next to the appropriate category for each beneficial purchaser, if any)

Category 1.	A bank, as defined in Section 3(a)(2) of the 1933 Act, whether acting in its individual or fiduciary capacity; or

Category 2.	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or fiduciary capacity; or

Category 3.	A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; or

Category 4.	An insurance company as defined in Section 2(13) of the 1933 Act; or

Category 5.	An investment company registered under the United States Investment Company Act of 1940; or

Category 6.	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or

Category 7.	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or

Category 8.	A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

Category 9.	an employee benefit plan within the meaning of Title I of the United States Employee Retirement Income Security Act of 1974, provided that the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, and the plan fiduciary is either a bank, savings and loan association, insurance company or registered investment adviser or provided that the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are Accredited Investors (if a self-directed plan with more than one investment account, (1) each participant must maintain a separate investment account within the plan and (2) the funds of the separate investment accounts within the plan must not be commingled); or

Category 10.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

Category 11.	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

Category 12.	Any director, executive officer, or general partner of the Company, or any director, executive officer, or general partner of a general partner of that Company; or

Category 13.	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the date hereof exceeds U.S.$1,000,000; or

Category 14.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

Category 15.	A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

Category 16.	Any entity in which all of the equity owners meet the requirements of at least one of the above categories.

For purposes of the above, “net worth” means the excess of total assets at fair market value (including personal and real property, but excluding the estimated fair market value of a person’s primary home) over total liabilities. Total liabilities excludes any mortgage on the primary home in an amount of up to the home’s estimated fair market value as long as the mortgage was incurred more than 60 days before the Securities are purchased, but includes (i) any mortgage amount in excess of the home’s fair market value and (ii) any mortgage amount that was borrowed during the 60-day period before the closing date for the sale of Securities for the purpose of investing in the Securities.

(j) At no time was the Undersigned presented with or solicited by any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement, Internet communication or any other form of general advertising in connection with this offering.

Initial if True

3. Restrictions on Transferability of Securities. The Undersigned realizes that the Securities are not, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Act”) and the sale contemplated hereby is being made in reliance on SEC Rule 506. The Undersigned also understands that the Company has not agreed, and has no duty, to register the Securities for distribution in accordance with the provisions of the Act or any applicable U.S. state securities laws. Hence, the Undersigned understands and agrees that if it decides to offer, sell or otherwise transfer such Securities, they may be offered, sold or otherwise transferred only pursuant to applicable foreign laws and the terms of the following legend, which will be placed on all certificates evidencing Securities purchased pursuant to this U.S. Supplementary Subscription Agreement noted on the transfer records of the Company:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT; OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY IN ACCORDANCE WITH ANY OTHER REGISTRATION EXEMPTION, EVIDENCED BY AN OPINION OF COUNSEL OF RECOGNIZED STANDING AND REASONABLY ACCEPTABLE TO THE COMPANY AND THE TRANSFER AGENT, AVAILABLE UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.

EXCEPT AS TO CERTAIN AFFILIATES OF THE COMPANY, AND FOR SO LONG AS THE COMPANY REMAINS A “FOREIGN ISSUER” WITH NO “SUBSTANTIAL U.S. MARKET INTEREST” AS DEFINED IN SEC REGULATION S, A NEW CERTIFICATE BEARING NO LEGEND (OTHER THAN AS MAY BE REQUIRED BY APPLICABLE FOREIGN LAW) MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF SEC REGULATION S UNDER THE SECURITIES ACT.

A duly executed declaration in the form attached to this U.S. Supplementary Subscription Agreement as “Schedule A” shall be deemed satisfactory for purposes of effecting Rule 904 resales of the Securities as described in the foregoing paragraph.

4. Applicable Law. This U.S. Supplementary Subscription Agreement, any amendment, addendum or supplement thereto, and all matters arising with respect thereto shall be governed by and construed in accordance with the internal laws of the Province of British Columbia, and the laws of Canada applicable therein, governing contracts made and to be performed wholly therein, and without reference to its principles governing the choice or conflict of laws.

5. Venue. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the City of Vancouver, with respect to any dispute related to or arising out of this U.S. Supplementary Subscription Agreement.

IN WITNESS WHEREOF, the Undersigned has executed this U.S. Supplementary Subscription Agreement this      day of                     , 2014.

Amount of Subscription:                      Units, for a total of USD$                     (@ USD$2.7485 per Unit).

By:
Name of Subscriber (Please Print)		Signature of Authorized Signatory

Name and Title of Authorized Signatory (Please Print)

Address of Subscriber		U.S. Federal Tax I.D. Number of Subscriber

City, State, Zip

ACCEPTED:

AURINIA PHARMACEUTICALS INC.

By		Date:
Its Authorized Officer

SCHEDULE A TO APPENDIX III

Declarations for Removal of U.S. Restrictive Legend

To: Computershare Trust Company of Canada, as registrar and transfer agent for the shares of Aurinia Pharmaceuticals Inc. (the “Company”).

The undersigned (A) acknowledges that the sale of              shares of the Company, represented by certificate number             , to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”), and (B) certifies that (1) the undersigned is not an “affiliate” (as defined in Rule 405 under the 1933 Act) of the Company; (2) the offer of such securities was not made to a “US Person” or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange, and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

By:		Date:
Signature

Name (please print)

Affirmation by Seller’s Broker-Dealer

We have read the foregoing representations of our customer,              (the “Seller”), dated             , with regard to our sale, for such Seller’s account, of the             shares, represented by certificate number             (the “Shares”), of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the TSX Venture Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

Name of Firm

By:
Authorized officer

Date:

APPENDIX IV

FORM OF LEGAL OPINION

1.	The Company is a valid and subsisting corporation under the laws of the Province of Alberta and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets.

2.	The Company has all necessary corporate power and authority to execute and deliver the Subscription Agreement and the Warrant Certificates and to perform its respective obligations set out therein, and the Subscription Agreement and Warrant Certificates have been duly authorized by all necessary corporate action on the part of the Company and the Subscription Agreement and the Warrant Certificates have been duly executed and delivered by the Company, and constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

3.	The execution and delivery by the Company of the Subscription Agreement and the Warrant Certificates and the performance of and compliance with the terms of the Subscription Agreement and the Warrant Certificates do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under applicable securities laws or result in any breach of any term of provision of the certificate or articles or by-laws of the Company.

4.	The authorized capital of the Company consists of an unlimited number of common shares of which [•] common shares are outstanding as at [date immediately prior to the Closing Date] prior to the issuance of the Units.

5.	The Units have been duly authorized, and upon issuance and delivery against payment therefor in accordance with the terms of the Subscription Agreement, the Common Shares will be duly authorized and validly issued as fully paid and non-assessable common shares.

6.	The Warrant Shares have been allotted and reserved for issuance and, upon proper exercise of the Warrants and receipt by the Company of full payment of the exercise price therefor in accordance with the terms of the Warrant Certificates, will be validly issued as fully paid and non-assessable common shares.

7.	The TSX Venture Exchange (the “Exchange”) has conditionally approved the listing of the Common Shares and Warrant Shares on the Exchange, subject only to the filing of the documents and payment of the applicable fees as set forth in the letter from the Exchange.

8.	The offering, issue, sale and delivery of the Units by the Company to the Subscribers in accordance with the terms and conditions of the Subscription Agreement are exempt from the prospectus requirements of the applicable securities laws and no documents are required to be filed, no proceedings taken and no approvals, permits, consents, orders or authorizations obtained pursuant to the applicable securities laws to permit such offering, issuance, sale and delivery of the Units by the Company to the Subscribers, however the Company is required to file, as applicable within ten days from the date of each such issue and sale, reports of exempt distribution on a Form D prepared and executed in accordance with applicable securities laws and accompanied by the requisite filing fees and related documents, and reports of exemption distribution under applicable Canadian securities laws.

9.	No filings, proceedings, approvals, consents or authorizations are required to be made, taken or obtained pursuant to applicable securities laws to permit the first trade of the Common Shares or

Warrant Shares through registrants registered under the applicable securities laws who comply with the applicable securities laws, provided that:

(a)	the Company is and has been a “reporting issuer” (within the meaning of applicable securities laws) in a “jurisdiction of Canada (as defined in National Instrument 14-101 – Definitions (“NI 14-101”)) for the four months immediately preceding the trade;

(b)	at least four months have elapsed from the “distribution date” (as defined in section 1.1 of National Instrument 45-102 – Resale of Securities and Regulation 45-102 respecting resale of securities (“NI 45-102”));

(c)	any certificates representing the Common Shares and, unless the Warrant Shares are issued at least four months after the “distribution date” of the Units, any certificates representing the Warrant Shares carry the legend prescribed by section 2.5(2)(3)(a) of NI 45-102;

(d)	the trade is not a “control distribution” (as defined in section 1.1 of NI 45-102);

(e)	no unusual effort is made to prepare the market or to create a demand for the Common Shares or Warrant Shares that are the subject of the trade (within the meaning of applicable securities laws);

(f)	no extraordinary commission or consideration is paid to a person or company in respect of such trade (within the meaning of applicable securities laws); and

(g)	if the selling security holder is an “insider” or “officer” of the Company (within the meaning of applicable securities laws), such selling security holder has no reasonable grounds to believe that the Company is in default of “securities legislation” (as defined in NI 14-101).

10.	No prospectus is required nor are there any other documents required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under applicable securities laws to permit the issuance and delivery by the Company of the Warrant Shares, in accordance with the terms and conditions set out in the Warrant Certificates to holders of the Warrants.

11.	The Company is a reporting issuer in British Columbia, Alberta and Ontario and is not noted in default or as having to provide disclosure or pay fees on any of the lists of defaulting issuers or list of reporting issuers maintained by the securities regulatory authorities governing such jurisdictions.

12.	The offer and sale of the Units are exempt from the registration requirements of the 1933 Act.

13.	The Company is not, and, after giving effect to the offering and sale of the Units, will not be required to register as an “investment company” under the Investment Company Act.